# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nuveen Municipal Credit Opportunities Fund, CIK 0001774342
CUSIP: 670663301
Title of class of securities: MUNIFUND PREFERRED SHARES
Address of issuer's principal executive offices: 333 WEST WACKER DR., CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 09/30/2026
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-825-9256

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 2,050; sole dispositive power 0; shared dispositive power 2,050; aggregate amount beneficially owned 2,050 (50.7% of the class)
- Banc of America Preferred Funding Corp (CIK 0001565450): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,050; sole dispositive power 0; shared dispositive power 2,050; aggregate amount beneficially owned 2,050 (50.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: MUNIFUND PREFERRED SHARES
Name of issuer: Nuveen Municipal Credit Opportunities Fund
Address of issuer's principal executive offices: 333 WEST WACKER DR., CHICAGO, Illinois (IL), 60606
Comment:
This Amendment No. 5 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated December 26, 2019 and filed with the SEC on December 31, 2019, (as amended to the date hereof, the "Original Schedule 13D"), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the munifund preferred shares ("MFP Shares") of Nuveen Municipal Credit Opportunities Fund (the "Issuer").

This Amendment is being filed in relation to the amendment to the Initial Series B MuniFund Preferred Shares (MFP) Purchase Agreement, as amended, dated December 30, 2019 (the "MFP Purchase Agreement"), relating to the MFP Shares of the Issuer.

## Item 2. Identity and Background
Present principal occupation or employment: Item 2(c) of the Original Schedule 13D is hereby amended by deleting Schedule I referenced therein and replacing it with Schedule I included with this Amendment.
Criminal convictions in the last five years: Item 2(d) of the Original Schedule 13D is hereby amended by deleting Schedule II referenced therein and replacing it with Schedule II included with this Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:
Effective as of September 30, 2026, the MFP Purchase Agreement, dated as of December 30, 2019, has been further amended by the Nuveen Municipal Credit Opportunities Fund (the Fund) Initial Series B MuniFund Preferred Shares (MFP) Purchase Agreement Covenant Modifications, dated September 30, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:

Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Power of Attorney
99.6 Schedule I
99.7 Schedule II
99.8 Initial Series B MuniFund Preferred Shares (MFP) Purchase Agreement Covenant Modifications, dated September 30, 2026

## Signatures
- BANK OF AMERICA CORP /DE/: Andres Ortiz, Authorized Signatory (10/02/2026)
- Banc of America Preferred Funding Corp: Andres Ortiz, Authorized Signatory (10/02/2026)